Exhibit 11.1

LEASE TERMINATION AGREEMENT

THIS LEASE TERMINATION AGREEMENT (“Agreement”) is made as of January 31, 2017, by and between PJM BLDG. II LLC, an Oregon limited liability company (“Landlord”), and Eastside Distilling, LLC, an Oregon limited liability company (“Tenant”).

Recitals

Landlord and Tenant entered into that certain Lease Agreement dated July 17, 2014 (the “Lease”). Pursuant to the Lease, Tenant leases from Landlord the entire building containing approximately 41,171 square feet, along with the parking lot located north of the building and surrounding landscaped, trash and loading areas, with an address of 1805 SE Martin Luther King Boulevard, Portland, OR 97214, as more particularly described in the Lease (the “Premises”). All capitalized terms used herein that are not defined shall have the meaning ascribed to them in the Lease.

Pursuant to letters dated January 5, 2017 and January 10, 2017 from Tenant’s attorney to Landlord, Tenant claims that Landlord is in violation of the Lease for various matters (“Alleged Claims”). Landlord disputes the Alleged Claims. In consideration of Landlord’s agreement to allow for the early expiration of the Lease prior to the expiration date of the Lease as provided herein, Tenant is waiving all Alleged Claims and is releasing Landlord from any liability with respect thereto.

NOW, THEREFORE, Landlord and Tenant agree as follows:

1.             Expiration of Lease and Marketing of Premises. The parties agree that the Lease Term shall expire on June 30, 2017 (the “Expiration Date”). Tenant shall fully and finally surrender the Premises as of the Expiration Date. As of the date of this Agreement, Landlord may take any and all steps Landlord deems necessary to market the Premises for lease to a third party, including, without limitation, the right to place “For Lease” signage on the Building, and Tenant shall make the Premises available to Landlord at any time to show the Premises to prospective tenants, provided Landlord gives Tenant twenty-four (24) hours prior oral or written notice prior to any showing of the Premises.

2.             Surrender Condition. On or before the Expiration Date, Tenant shall surrender possession of the Premises in the surrender condition as required under the Lease and with all of Tenant’s personal property, furniture, and inventory removed from the Premises (collectively, “Tenant’s Property”). To the extent any of Tenant’s Property remains on the Premises after the Expiration Date, Tenant shall be deemed to have granted title to any such remaining Tenant’s Property to Landlord, and Landlord shall be free to dispose of any such Tenant’s Property as Landlord determines appropriate in its sole discretion. If Tenant fails to surrender possession of the Premises to Landlord in the condition required under the Lease and this Agreement on or before the Expiration Date, Landlord may pursue any and all remedies available to Landlord under the Lease relating to removal of Tenant’s personal property or repair of the Premises, at law or in equity.

3.             Rent. Tenant shall continue to pay, as more particularly set forth in the Lease and without deduction or offset for any Alleged Claims, all Base Rent and Additional Rent due and payable by Tenant under the Lease through and including the Expiration Date. If Tenant defaults in the payment of any Rent prior to the Expiration Date and fails to cure the default by the Expiration Date, Landlord shall have all remedies under the Lease (subject to Landlord’s damage mitigation obligations under Oregon law), including with respect to any damages Landlord may incur through the end of the term of the Lease as originally set forth in the Lease, without regard to early termination of the Lease as provided in this Agreement.

Page 1 – Lease Termination Agreement

4.             Security Deposit. As additional consideration for Landlord’s agreement to terminate the Lease prior to the expiration date provided for therein, Tenant agrees that Landlord may retain Twenty-Four Thousand Dollars ($24,000.00), of the Security Deposit currently held by Landlord. Provided Tenant complies with all provisions of this Agreement and provided further Tenant surrenders the Premises in the surrender condition required by the Lease on or before the Expiration Date, Landlord shall return to Tenant the balance of the security deposit in the amount of Twenty-Four Thousand Dollars ($24,000.00) currently held by Landlord. Unless all or a portion of the Security Deposit is claimed by Landlord to place the Premises in the surrender condition required by the Lease or to cure any default of Tenant, Landlord shall return the balance of the $24,000 Security Deposit to Tenant along with an accounting within sixty (60) days following the Expiration Date.

5.             Release of Liability. Tenant confirms to Landlord that the Alleged Claims have been withdrawn, and as additional consideration for Landlord’s willingness to terminate the Lease prior to the original expiration date provided for in the Lease, Tenant hereby waives and releases Landlord from any and all liability with respect to such Alleged Claims. Subject to Landlord’s compliance with all the provisions of the Lease, on the Expiration Date, Landlord shall be fully and unconditionally released and discharged from its obligations arising from or connected with the provisions of the Lease; provided, however, such release and discharge shall not apply to any obligations that survive the expiration or sooner termination of the Lease such as any Landlord indemnity obligations. Subject to Tenant’s compliance with all the provisions of the Lease and this Agreement, including, without limitation, Tenant’s payment of the Base Rent and Additional Rent through the Expiration Date, on the Expiration Date, Tenant and its guarantors shall be fully and unconditionally released and discharged from its and their obligations arising from or connected with the provisions of the Lease and personal guarantees; provided, however, such release and discharge shall not apply to any obligations that survive the expiration or sooner termination of the Lease such as Tenant’s indemnity obligations and Tenant’s obligation to surrender possession of the Premises in the condition required under this Agreement. Except as provided in this Section 5, this Agreement shall fully and finally settle all demands, charges, claims, accounts, or causes of action of any nature, including, without limitation, both known and unknown claims and causes of action, and it constitutes a release of Landlord and Tenant with respect to the Lease.

6.             Tenant Board Approval Contingency. Tenant’s obligations under this Agreement are subject to Tenant obtaining approval of Tenant’s Board of Directors to this Agreement by January 31, 2017, and if Tenant notifies Landlord in writing by January 31, 2017 that Tenant has not obtained such approval of Tenant’s Board of Directors to this Agreement by January 31, 2017, this Agreement shall be null and void and of no further force or effect. The failure of Tenant to send such notice by January 31, 2017 shall be deemed a waiver by Tenant of such contingency.

7.             Representations of Parties. Each party represents that it has not made any assignment, sublease, transfer, conveyance, or other disposition of the Lease, or interest in the Lease, or any claim, demand, obligation, liability, action, or cause of action arising from the Lease.

8.             Miscellaneous. If either party commences an action against the other party arising out of or in connection with this Agreement, the prevailing party shall be entitled to recovery from the losing party reasonable attorneys’ fees and costs of suit. The prevailing party shall be determined by the court (or arbitrators, if applicable) based upon an assessment of which party’s major arguments made or positions taken in the proceedings could fairly be said to have prevailed over the other party’s major arguments or positions on major disputed issues in the court’s or arbitrator’s decision. This Agreement shall be binding on and inure to the benefit of the parties and their successors.

[Signatures on following page.]

Page 2 – Lease Termination Agreement

IN WITNESS WHEREOF, the duly authorized representatives of the parties have executed this Agreement as of the date first written above.

Landlord:

PJM BLDG. II LLC,

an Oregon limited liability company

By:	Wyse Investment Services Company.
an Oregon corporation
Its:	Managing Agent

By:
Chad Rheingold
Its:

Tenant:

EASTSIDE DISTILLING, LLC, an
Oregon limited liability company

By:

Its:

Reaffirmation of Guaranty:

Each (“Guarantor”), by executing this Agreement in the space provided below, reaffirms the obligations of such Guarantor under his previously executed guaranty of the Lease, as amended by this Agreement.

GUARANTOR:

Lenny Gotter, an individual

Steven Earles, an individual

Page 3 – Lease Termination Agreement